SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. __)*

                              El Paso Corporation
                                (Name of Issuer)

                    Common Stock, par value $3.00 per share
                         (Title of Class of Securities)

                                   28336L109
                                 (CUSIP Number)

                                 August 5, 2011
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]      Rule 13d-1(b)
 [X]      Rule 13d-1(c)
 [ ]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP  No.  28336L109

1   NAME  OF  REPORTING  PERSON
      High  River  Limited  Partnership

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

5   SOLE  VOTING  POWER
      11,658,420  **

6   SHARED  VOTING  POWER
      0

7   SOLE  DISPOSITIVE  POWER
      11,658,420  **

8   SHARED  DISPOSITIVE  POWER
      0

9   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
      11,658,420  **

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      1.51%**

12  TYPE  OF  REPORTING  PERSON
      PN

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP  No.  28336L109

1   NAME  OF  REPORTING  PERSON
      Hopper  Investments  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

5   SOLE  VOTING  POWER
      0

6   SHARED  VOTING  POWER
      11,658,420  **

7   SOLE  DISPOSITIVE  POWER
      0

8   SHARED  DISPOSITIVE  POWER
      11,658,420  **

9   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
      11,658,420  **

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      1.51%  **

12  TYPE  OF  REPORTING  PERSON
     OO

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP  No.  28336L109

1   NAME  OF  REPORTING  PERSON
      Barberry  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

5   SOLE  VOTING  POWER
      0

6   SHARED  VOTING  POWER
      11,658,420  **

7   SOLE  DISPOSITIVE  POWER
      0

8   SHARED  DISPOSITIVE  POWER
      11,658,420  **

9   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
      11,658,420  **

10  CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      1.51%  **

12  TYPE  OF  REPORTING  PERSON
      CO

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP  No.  28336L109

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

5   SOLE  VOTING  POWER
      17,867,296  **

6   SHARED  VOTING  POWER
      0

7   SOLE  DISPOSITIVE  POWER
      17,867,296  **

8   SHARED  DISPOSITIVE  POWER
      0

9   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
      17,867,296  **

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      2.32%  **

12  TYPE  OF  REPORTING  PERSON
      PN

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP  No.  28336L109

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

5   SOLE  VOTING  POWER
      19,268,763  **

6   SHARED  VOTING  POWER
      0

7   SOLE  DISPOSITIVE  POWER
      19,268,763  **

8   SHARED  DISPOSITIVE  POWER
      0

9   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
      19,268,763  **

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      2.50%  **

12  TYPE  OF  REPORTING  PERSON
      PN

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP  No.  28336L109

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  II  L.P.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

5   SOLE  VOTING  POWER
      6,616,906  **

6   SHARED  VOTING  POWER
      0

7   SOLE  DISPOSITIVE  POWER
      6,616,906  **

8   SHARED  DISPOSITIVE  POWER
      0

9   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
      6,616,906  **

10  CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      0.86%  **

12  TYPE  OF  REPORTING  PERSON
      PN

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP  No.  28336L109

1   NAME  OF  REPORTING  PERSON
      Icahn  Partners  Master  Fund  III  L.P.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

5   SOLE  VOTING  POWER
      2,880,712  **

6   SHARED  VOTING  POWER
      0

7   SOLE  DISPOSITIVE  POWER
      2,880,712  **

8   SHARED  DISPOSITIVE  POWER
      0

9   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
      2,880,712  **

10  CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      0.37%  **

12  TYPE  OF  REPORTING  PERSON
      PN

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP  No.  28336L109

1   NAME  OF  REPORTING  PERSON
     Icahn  Offshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

5   SOLE  VOTING  POWER
      0

6   SHARED  VOTING  POWER
      28,766,381  **

7   SOLE  DISPOSITIVE  POWER
      0

8   SHARED  DISPOSITIVE  POWER
      28,766,381  **

9   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
      28,766,381  **

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      3.73%  **

12  TYPE  OF  REPORTING  PERSON
      PN

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP  No.  28336L109

1   NAME  OF  REPORTING  PERSON
      Icahn  Onshore  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

5   SOLE  VOTING  POWER
      0

6   SHARED  VOTING  POWER
      17,867,296  **

7   SOLE  DISPOSITIVE  POWER
      0

8   SHARED  DISPOSITIVE  POWER
      17,867,296  **

9   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
      17,867,296  **

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      2.32%  **

12  TYPE  OF  REPORTING  PERSON
      PN

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP  No.  28336L109

1   NAME  OF  REPORTING  PERSON
      Icahn  Capital  LP

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

5   SOLE  VOTING  POWER
      0

6   SHARED  VOTING  POWER
      46,633,677  **

7   SOLE  DISPOSITIVE  POWER
      0

8   SHARED  DISPOSITIVE  POWER
      46,633,677  **

9   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
      46,633,677  **

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      6.05%  **

12  TYPE  OF  REPORTING  PERSON
      PN

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP  No.  28336L109

1   NAME  OF  REPORTING  PERSON
      IPH  GP  LLC

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

5   SOLE  VOTING  POWER
      0

6   SHARED  VOTING  POWER
      46,633,677  **

7   SOLE  DISPOSITIVE  POWER
      0

8   SHARED  DISPOSITIVE  POWER
      46,633,677  **

9   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
      46,633,677  **

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      6.05%  **

12  TYPE  OF  REPORTING  PERSON
      OO

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP  No.  28336L109

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  Holdings  L.P.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

5   SOLE  VOTING  POWER
      0

6   SHARED  VOTING  POWER
      46,633,677  **

7   SOLE  DISPOSITIVE  POWER
      0

8   SHARED  DISPOSITIVE  POWER
      46,633,677  **

9   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
      46,633,677  **

10  CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      6.05%  **

12  TYPE  OF  REPORTING  PERSON
      PN

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP  No.  28336L109

1   NAME  OF  REPORTING  PERSON
      Icahn  Enterprises  G.P.  Inc.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

5   SOLE  VOTING  POWER
      0

6   SHARED  VOTING  POWER
      46,633,677  **

7   SOLE  DISPOSITIVE  POWER
      0

8   SHARED  DISPOSITIVE  POWER
      46,633,677  **

9   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
      46,633,677  **

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      6.05%  **

12  TYPE  OF  REPORTING  PERSON
      CO

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP  No.  28336L109

1   NAME  OF  REPORTING  PERSON
      Beckton  Corp.

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

5   SOLE  VOTING  POWER
      0

6   SHARED  VOTING  POWER
      46,633,677  **

7   SOLE  DISPOSITIVE  POWER
      0

8   SHARED  DISPOSITIVE  POWER
      46,633,677  **

9   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
      46,633,677  **

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
      6.05%  **

12  TYPE  OF  REPORTING  PERSON
      CO

**  See  Item  4.

                                  SCHEDULE 13G

CUSIP  No.  28336L109

1   NAME  OF  REPORTING  PERSON
      Carl  C.  Icahn

2   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a) / /
      (b) / /

3   SEC  USE  ONLY

4   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
      United  States  of  America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

5   SOLE  VOTING  POWER
      0

6   SHARED  VOTING  POWER
      58,292,097  **

7   SOLE  DISPOSITIVE  POWER
      0

8   SHARED  DISPOSITIVE  POWER
      58,292,097  **

9   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING PERSON
      58,292,097  **

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     / /

11     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (9)
               7.57%  **

12     TYPE  OF  REPORTING  PERSON
     IN

**  See  Item  4.

                                  SCHEDULE 13G


ITEM  1

(a)     Name  of  Issuer:

          El  Paso  Corporation

(b)     Address  of  Issuer's  Principal  Executive  Offices:

          El Paso Building, 1001 Louisiana Street, Houston, Texas 77002

ITEM  2

(a)     Name  of  Person  Filing:

     The persons filing this statement are High River Limited Partnership ("High River"), Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry"), Icahn
Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II L.P. ("Icahn Master II"), Icahn Partners Master Fund III L.P. ("Icahn Master III"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn (collectively, the "Reporting Persons").

     Barberry is the sole member of Hopper, which is the general partner of High River. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl
C. Icahn is the sole stockholder of each of Barberry and Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 92.3% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

(b)     Address  of  Principal  Business  Office:

     The address of the principal business office of (i) each of High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) each of Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

(c)     Citizenship:

          Each of High River, Icahn Partners, Icahn Offshore, Icahn Onshore, Icahn Capital, and Icahn Enterprises Holdings is a Delaware limited partnership. Each of Hopper and IPH is a Delaware limited liability company. Each of Barberry, Icahn Enterprises GP, and Beckton is a Delaware corporation. Each of Icahn Master, Icahn Master II and Icahn Master III is a Cayman Islands exempted limited partnership. Carl C. Icahn is a citizen of the United States of America.

(d)     Title  of  Class  of  Securities:

Common  Stock,  $3.00  par  value  per  share  ("Shares")

(e)     CUSIP  Number:

28336L109

ITEM  3     If  this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
(c),  check  whether  the  person  filing  is  a:

        NOT  APPLICABLE

ITEM  4     Ownership

(a)     Amount  Beneficially  Owned:

          The Reporting Persons may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the "Act")), in the aggregate, 58,292,097 Shares. The information set forth in the cover pages hereto is hereby incorporated in its entirety herein by reference thereto. High River has sole voting power and sole dispositive power with regard to 11,658,420 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 19,268,763 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 6,616,906 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 2,880,712 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 17,867,296 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(b)     Percent  of  Class

          The Shares beneficially owned by the Reporting Persons represent approximately 7.57% of the Issuer's outstanding Shares (based upon the 770,247,634 Shares stated to be outstanding by the Issuer as of August 2, 2011 in the Issuer's Form 10-Q filed with the Securities and Exchange Commission for the quarter ended June 30, 2011).

(c) Number of Shares as to which each Reporting Person has (i) Sole power to vote or to direct the vote, (ii) Shared power to vote or to direct the vote,
(iii) Sole power to dispose or to direct the disposition of, (iv) Shared power to dispose or to direct the disposition of:

        The information set forth in the cover pages hereto and in item 4(a) above is hereby incorporated in its entirety herein by reference thereto.

ITEM  5     Ownership  of  Five  Percent  or  Less  of  a  Class

        NOT  APPLICABLE

ITEM  6     Ownership  of  More  than  Five  Percent on Behalf of Another Person

        NOT  APPLICABLE

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

        NOT  APPLICABLE

ITEM  8     Identification  and  Classification  of  Members  of  the  Group

        NOT  APPLICABLE

ITEM  9     Notice  of  Dissolution  of  Group

        NOT  APPLICABLE


EXHIBITS

     1    Joint  Filing  Agreement,  dated  the date hereof, among the Reporting
          Persons.

                                   SIGNATURES
ITEM  10     Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13G is true, complete and correct.
Dated:   August 15, 2011

ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


By:  /s/ Dominick  Ragone
     --------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer


/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN


             [Signature page to Schedule 13G -El Paso Corporation]

                                   EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $3.00 par value per share of El Paso Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 15th day of August, 2011.

ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.

By:  /s/ Dominick  Ragone
     -------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer


/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN

[Signature page to Schedule 13G Joint Filing Agreement for El Paso Corporation]